  Exhibit 99.10

CONSENT OF PAUL CHAMOIS

To:
United States Securities and Exchange Commission
Re:
Auryn Resources Inc. (the “Company”)

Annual Report on Form 40-F Consent of Expert

This consent is provided in connection with the Company’s annual report on Form 40-F for the year ended December 31, 2018 to be filed by the Company with the United States Securities and Exchange Commission (the “SEC”) and any amendments thereto (the “Annual Report”). The Annual Report incorporates by reference, among other things, the Company’s Annual Information Form for the year ended December 31, 2018 (the “AIF”), and the Company’s Management Discussion and Analysis for the year ended December 31, 2018 (the “MD&A”).

I hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical report (the "Technical Report"):

●
Technical report entitled “Technical Report on the Homestake Ridge Project, Skeena Mining Division, Northwestern British Columbia” dated September 29, 2017 as amended on October 23, 2017, with an effective date of September 1, 2017;

and to references to the Technical Report, or portions thereof, in the Annual Report, the AIF, the MD&A and to the inclusion and incorporation by reference of the information derived from the Technical Report in the Annual Report, the AIF and the MD&A.

Dated this 26th day of March, 2019.

Sincerely,

Signed Paul Chamois

Paul Chamois, M.Sc.(A), P.Geo

RPA 55 University Ave. Suite 501 | Toronto, ON, Canada M5J 2H7 | T +1 (416) 947 0907                                            www.rpacan.com